UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

___________________

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Announcement of the Settlement of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s 5.950% Tier 2 Subordinated Preferred Capital Notes Due 2028 for the Amount of U.S.$1.3 Billion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 1, 2018

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE SETTLEMENT OF ITS TIER 2 SUBORDINATED PREFERRED CAPITAL NOTES, COMPATIBLE WITH BASEL III FOR THE AMOUNT OF U.S.$1.3 BILLION

Mexico City, Mexico on October 1, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) announced today the settlement of its 5.950% Tier 2 subordinated preferred capital notes due 2028 meeting the capital requirements provided by the Basel III criteria for complementary capital/Tier 2 (the "Notes") for a total of U.S.$1.3 billion. The parent company of Banco Santander México, Banco Santander, S.A. (Spain) purchased U.S.$975 million or 75% of the total amount of the Notes.

The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and outside the United States America, in accordance with Regulation S under the Securities Act.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

The Notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), and were not offered or sold publicly in Mexico, except to Mexican investors who qualified as institutional and qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law and the regulations thereunder.

The Bank will provide notice to the CNBV of the Notes characteristics for information purposes only, and the delivery of such notice does not imply certification as to the investment quality of the Notes or to the solvency of the Bank.

The Notes are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Notes to retail investors.

The Notes are not intended to be sold and should not be sold to retail clients in the European Economic Area (the “EEA”), as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (as amended or replaced from time to time) other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

This announcement has been prepared on the basis that any offer of the Notes in any member state of the EEA (“Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated pursuant to the offering memorandum may only do so in circumstances in which no obligation arises for the Issuer or any of the initial purchasers to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the initial purchasers have authorized, nor do they authorize, the making of any offer of Notes in circumstances in which an obligation arises for the Issuer or the initial purchasers to publish or supplement a prospectus for such offer.

The expression Prospectus Directive means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

About Banco Santander México (NYSE: BSMX BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2018, Banco Santander México had total assets of Ps.1,379 billion under Mexican Banking GAAP and more than 16.0 million customers. Headquartered in Mexico City, the Company operates 1,376 branches and offices nationwide and has a total of 18,268 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Press Release
Banco Santander México